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19010658

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~~ANNUAL AUDITED REPORT~~
~~FORM X-17A-5~~ /A
PART III

SEC FILE NUMBER
8-65385

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hedgebay Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

62 Post Road West
(No. and Street)

Westport (City) CT (State) 06880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Kurian 203-227-1987
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300 (Address) Dallas (City) TX (State) 75231 (Zip Code)

SEC Mail Processing
MAR 01 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Jared Herman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Hedgebay Securities, LLC as of December 31 ______, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Andrew Spencer Kurian
Notary Public-Connecticut
My Commission Expires
July 31, 2022

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) A Reconciliation, or Statement, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (i) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
- ☒ (j) Exemption Report.
- ☒ (k) An Oath or Affirmation.
- ☐ (l) A Copy of the SIPC Supplemental Report.
- ☒ (m) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For Conditions of Confidential Treatment of Certain Portions of this Filing, see Section 240.17a-5(e)(3).

HEDGEBAY SECURITIES, LLC

CONTENTS

CONFIDENTIAL

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Member
Hedgebay Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hedgebay Securities, LLC (the Company) as of December 31, 2018, and the related statements of operations, changes in member's equity, cash flows for the year then ended, and the related notes (collectively referred to as the *financial statements*). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
February 25, 2019

We have served as the Company's auditor since 2016.

HEDGEBAY SECURITIES, LLC
Statement of Financial Condition
As of December 31, 2018
CONFIDENTIAL

ASSETS

Cash	$ 280,408
Commissions receivable	24,000
Property and equipment, net	15,105
Other assets	35,632
Total Assets	$ 355,145

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$ 37,672
Member's equity	317,473
Total Liabilities and Member's Equity	$ 355,145

The accompanying notes are an integral part of these financial statements.

HEDGEBAY SECURITIES, LLC
Statement of Operations
For the Year Ended December 31, 2018
CONFIDENTIAL

Revenues	
Commission income	$ 2,646,188
Advisory services	64,000
Other revenue	51,598
Total revenues	2,762,146
Expenses	
Compensation and benefits	2,085,706
Data services	218,724
Professional fees	198,580
Occupancy	78,113
Travel and entertainment	59,714
Office	26,717
Regulatory	22,803
Bad debts	20,000
Communication	16,373
Technology	14,558
Other expenses	19,027
Total expenses	2,760,315
Net Income	$ 1,831

The accompanying notes are an integral part of these financial statements.

HEDGEBAY SECURITIES, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2018
CONFIDENTIAL

Balance, December 31, 2017	$ 142,642
Net income	1,831
Capital Contributions	200,000
Distribution to member	(27,000)
Balance, December 31, 2018	$ 317,473

The accompanying notes are an integral part of these financial statements.

HEDGEBAY SECURITIES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2018
CONFIDENTIAL

Cash flows from operating activities:	
Net income	$ 1,831
Adjustments to reconcile net income to net cash used used operating activities:	
Depreciation	2,811
Changes in assets and liabilities:	
Increase in commissions receivable	(13,250)
Increase in other assets	(26,697)
Increase in accounts payable and accrued liabilities	15,850
Net cash used in operating activities	(19,455)
Cash flows from investing activities:	
Equipment purchases	(14,226)
Net cash used in investing activities	(14,226)
Cash flows from financing activities:	
Contributions from member	200,000
Distribution to member	(27,000)
Net cash provided by financing activities	173,000
Net increase in cash	139,319
Cash at beginning of year	141,089
Cash at end of year	$ 280,408

Supplemental Disclosures of Cash Flow Information

Cash paid for:	
Income taxes	$ -0-
Interest	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Business Operations

Hedgebay Securities, LLC (the "Company") operates as a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(i). The Company operates as a Delaware Limited Liability Company. The Company is a wholly owned subsidiary of Hedgebay Holdings, LLC (the "Parent") and its parent has limited personal liability for obligations or debts of the entity. The Company was organized in November 2001 and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company's customers are located throughout the United States.

Commission Income

Investment banking revenues and related fees are recorded when all contractual obligations have been performed and the Company is reasonably assured of their collection.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using straight-line and accelerated methods over estimated useful lives of three years.

Receivable from Commissions

Commissions are generally collected in full within a month of invoicing. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Income Taxes

The Company is not subject to federal income taxes; the Parent is required to report its distributive share of the Company's realized income, gain, loss, deductions, or credits on its individual income tax return.

Income tax returns are generally subject to examination by the respective federal and state authorities over various statues of limitations generally three to five years from date of filing.

The Company applies Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740-10 relating to accounting for uncertain tax positions. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest, penalties and disclosures required. The Company does not have any uncertain tax positions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2018, the Company had net capital of $242,735 and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.16 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to the Parent can be made under a capital distribution policy approved by the Company's managing member.

Note 3 - Property and Equipment

Property and equipment and related accumulated depreciation are as follows:

	Cost	Accumulated Depreciation	Net
Computer equipment	$ 30,203	$ (15,099)	$ 15,105

Depreciation expense for the year ended December 31, 2018 was $2,811 and is included in occupancy costs.

Note 4 - Concentration Risk

At various times throughout 2018, the Company had cash balances in excess of federally insured limits of at least $250,000 available to depositors under the FDIC's general deposit insurance rules. Deposits held in noninterest-bearing transaction accounts are aggregated with any interest-bearing accounts for the combined total coverage of at least $250,000.

Note 5 - Commitments and Contingencies

The Company leases office space under an operating lease expiring 2020. The lease is with an entity owned by certain members of the Parent. Total rental expense for the year ended December 31, 2018 was $78,113 and is included within occupancy expense on the Statement of Operations. Future annual commitments under the current lease are as follows:

For the year ending December 31,	
2019	$82,304
2020	56,048
Total	$138,352

Note 6 - Related Party Transactions

The Company and an affiliate are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous. The Company entered into a services agreement with an affiliate to allow the Company to access a proprietary website in order to facilitate purchases and sales in private investment funds between qualified investors. In addition to providing access to this website and the related investor information, the affiliate provides back office support to the Company. For the year ended December 31, 2018, the Company recorded $218,724 in data processing costs related to this agreement.

Note 7 - New Accounting Standards

New Accounting Standards Not Yet Adopted
In February 2016, the FASB issued Accounting Standards Update ("ASU") 2016-02, Leases, which creates ASC 842, Leases. This guidance requires a lessee to account for leases as finance or operating leases. Both types of leases will result in the lessee recognizing a right-of-use asset and a corresponding lease liability on its statement of financial condition. The new guidance will be effective for the Company beginning January 1, 2019, with early adoption permitted. The Company expects to record a right-of-use asset and related lease liability upon the adoption of ASU 2016-02.

Adoption of New Accounting Standard
On January 1, 2018, the Company adopted the new accounting standard ASC 606, *Revenue from Contracts with Customers* and all the related amendments ("new revenue standard") to all contracts using the full retrospective method. There were no adjustments required related to the adoption of the standard.

Supplemental Information

HEDGEBAY SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2018
CONFIDENTIAL

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital	$ 317,473
Add:	
Other deductions or allowable credits	--
Total capital and allowable subordinated liabilities	317,473
Deductions and/or charges –	
Non-allowable assets:	
Commissions receivable	24,000
Property and equipment, net	15,105
Other assets	35,633
Net capital before haircuts on securities positions	242,735
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	--
Net capital	$ 242,735

AGGREGATE INDEBTEDNESS

Items included in Statement of Financial Condition	
Accounts payable and accrued expenses	$ 37,672
Total aggregate indebtedness	$ 37,672

HEDGEBAY SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2018
CONFIDENTIAL

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 2,511
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 237,735
Excess net capital at 120% of required minimum	$ 236,735
Ratio: Aggregate indebtedness to net capital	0.16 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's unaudited computation as reported on Form X-17a-5, Part IIA, as filed.

Information Regarding

Compliance with Rule 15c3-3

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Member
Hedgebay Securities, LLC

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Hedgebay Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Hedgebay Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the *exemption provisions*) and (2) Hedgebay Securities, LLC stated that Hedgebay Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Hedgebay Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hedgebay Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
February 25, 2019

hedgebay securities

62 Post Road West, Westport CT 06880 • 203.227.1987

Hedgebay Securities LLC's Exemption Report

Hedgebay Securities LLC (the "Company) is a registered broker-dealer subject to Rule 17a-s promulgated by the Securities and Exchange Commission (17 C.F.R. S.240.17a-s, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. S240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. S.240.15c3-3 under the following provisions on 17 C.F.R. S240.15c3-3 (k): (2) (i)

(2) The Company met the identified exemption provisions in 17 C.P.R. s240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Hedgebay Securities LLC

I, Jared Herman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Jared Herman
President

January 28th, 2019

hedgebay securities

62 Post Road West. Westport CT 06880 • 203.227.1987

February 25, 2019

Moss Adams LLP
8750 N. Central Expressway, Suite 300
Dallas, TX 75231-6464

In connection with your review of Hedgebay Securities, LLC's (the "Company") claim of exemption from Rule 15c3-3, (the "Customer Protection Rule"), of the Securities Exchange Act of 1934 as of December 31, 2018 and during the period from January 01, 2018 through December 31, 2018, we represent to the best of our knowledge and belief the following to you:

1. We are responsible for complying with the exemption provisions of the Customer Protection Rule as of December 31, 2018 and during the period from January 01, 2018 through December 31, 2018.
2. We have performed an evaluation of the Company's compliance with the exemption provisions of the Customer Protection Rule. Based on this evaluation, the Company met the exemption provisions of the Customer Protection Rule under Paragraph (k)(2)(i) as of December 31, 2018 and during the period from January 01, 2018 through December 31, 2018.
3. We have made available to you all records and other information relevant to our assertion of exemption from the Customer Protection Rule, including all known matters contradicting the assertion, and all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors, concerning possible exceptions to the exemption provisions, received through the date of this letter.
4. There are no events or other factors that might significantly affect our compliance with the identified exemption provisions from January 01, 2018 through December 31, 2018 and through the date of this letter.

Sincerely,
Hedgebay Securities, LLC

Jared Herman
President

Andrew Kurian
Managing Director